Exhibit 99.1

Vedanta Limited wins Radhikapur West Coal Block

New Delhi, 30 Dec 2020: Vedanta Limited emerged as the highest bidder for the Radhikapur West coal block, located in Angul district, Odisha at a distance of about 190 km from the Company’s Jharsuguda Aluminium Smelter. The coal block is an optimal fit for the Jharsuguda smelter given its logistical location and annual capacity. The mine has total reserves of 312 million tonnes and an approved per annum extraction capacity of 6 million tonnes. Once operational, it will provide fuel security, improve power availability and further strengthen the Company’s Aluminium and Power operations and performance.

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa, Namibia, and Australia. For two decades, Vedanta has been contributing significantly to nation building. Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment. Giving back is in the DNA of Vedanta, which is focused on enhancing the lives of local communities. Under the aegis of Vedanta Cares, the flagship social impact program, Nand Ghars have been set up as model anganwadis focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development. The company has been featured in Dow Jones Sustainability Index, and was conferred CII-ITC Sustainability Award, the FICCI CSR Award, Dun & Bradstreet Awards in Metals & Mining, and certified as a Great Place to Work. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange. For more information please visit www.vedantalimited.com.